S I L L S C U M M I S & G R O S S A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Kristin A. Menendez Associate ADMITTED IN NJ ONLY Direct Dial: (973) 643-5361 E-mail: kmenendez@sillscummis.com	30 Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

October 23, 2012

Via EDGAR

Barbara Jacobs, Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cover-All Technologies Inc. Registration Statement on Form S-3 File No. 333-[ ] Filed October 23, 2012

Dear Ms. Jacobs:

On October 23, 2012, Cover-All Technologies Inc., a Delaware corporation, filed a Registration Statement on Form S-3 with the Securities and Exchange Commission.

As counsel to Cover-All Technologies Inc., we greatly appreciate the staff’s assistance in processing this filing.  If we can be of any assistance, please feel free to contact me at (973) 643-5361.

Sincerely,

Kristin A. Menendez

Enclosures

cc:

David E. Weiss, Esq., Sills Cummis & Gross P.C.

Ann F. Massey, Chief Financial Officer, Cover-All Technologies Inc.